April 5, 2006

VIA EDGAR

William J. Kotapish, Esq.

Chief, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0506

RE:          Integrity Separate Account II
File Nos. 33-51268 and 811-07134
Response to Staff Comments

Dear Mr. Kotapish:

This letter is in response to an additional comment received from the Securities and Exchange Commission staff (“Staff”) on April 3, 2006, on a filing by this Registrant pursuant to Rule 485(a) under the Securities Act of 1933, Post-Effective Amendment No. 25 to Integrity Separate Account II Registration Statement on Form N-4, filed on February 17, 2006.

The Staff requested clarification regarding certain charges related to the Guaranteed Minimum Accumulation Benefit (“GMAB”). The cost of the GMAB is 0.60%, which is the insurance company charge for the rider intended to cover the costs, expenses and risks associated with the GMAB. The expenses charged at the fund level will not differ whether the fund is used in conjunction with the GMAB Option or not. The fund fees will include a 0.25% 12b-1 fee (“service fee”), assuming approval by the Touchstone Funds’ Board of Directors at an upcoming meeting.

We hope this response adequately addresses the Staff’s concerns. Further, we hereby acknowledge that should the Securities and Exchange Commission (“Commission”) or its Staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Integrity Life Insurance Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Integrity Life Insurance Company may not assert the action of the Commission, or its Staff, acting pursuant to delegated authority, in declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions, please do not hesitate to call me at 513-629-1854, or e-mail at rhonda.malone@wslife.com

Sincerely,

/s/ Rhonda S. Malone

Rhonda S. Malone
Associate Counsel - Securities
Integrity Life Insurance Company

c:             Allison T. White, Esq. Via Overnight Mail

Kevin L. Howard, Esq.

Michael Berenson, Esq.